UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2021
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. ("SFL" or "the Company”) for the six months ended June 30, 2021.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-237971) and the Company’s Registration Statement on Form F-3D (Registration No. 333-237970) each filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2020.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE SIX MONTHS ENDED JUNE 30, 2021

INDEX

Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2021 and June 30, 2020	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss) for the six months ended June 30, 2021 and June 30, 2020	Page 5
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and June 30, 2020	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2021 and June 30, 2020	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 35
Cautionary Statement Regarding Forward-Looking Statement	Page 47
Signatures	Page 49

SFL Corporation Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2021 and June 30, 2020
(in thousands of $, except per share amounts)

	Six months ended
	June 30,
	2021	2020
Operating revenues
Interest income related parties – direct financing leases	766	946
Interest income other – sales-type, direct financing leases and leaseback assets	12,140	33,275
Service revenue related parties – direct financing leases	3,258	3,591
Profit sharing income - related parties	1,512	10,358
Profit sharing income - other	4,717	1,218
Time charter revenues - related parties	25,261	26,663
Time charter revenues - other	142,739	132,011
Bareboat charter revenues - other	9,202	6,437
Voyage charter revenues - other	24,437	23,775
Other operating income	1,858	2,087
Total operating revenues	225,890	240,361
Gain on sale of assets and termination of charters, net	—	2,250
Operating expenses
Vessel operating expenses - related parties	14,740	15,250
Vessel operating expenses - other	57,138	63,514
Depreciation	60,392	55,298
Vessel impairment charge	1,927	80,511
Administrative expenses - related parties	154	587
Administrative expenses - other	6,293	5,458
Total operating expenses	140,644	220,618
Net operating income	85,246	21,993
Non-operating income/(expense)
Interest income - related parties, long term loans to associated companies	4,063	7,064
Interest income - related parties, other	—	179
Interest income - other	271	1,043
Interest expense - other	(48,128)	(71,273)
(Loss)/gain on repurchase of bonds	(697)	1,081
Gain on settlement of related party loan notes	—	4,446
Gain/(loss) on investments in debt and equity securities	3,933	(18,236)
Dividend income - related parties	—	3,884
Other financial items, net	3,757	(31,583)
Net income/(loss) before equity in earnings of associated companies	48,445	(81,402)
Equity in earnings of associated companies	2,564	6,246
Net income/(loss)	51,009	(75,156)
Per share information:
Basic earnings/(loss) per share	$0.43	$(0.70)
Diluted earnings/(loss) per share	$0.43	$(0.70)
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL Corporation Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
for the six months ended June 30, 2021 and June 30, 2020
(in thousands of $)

	Six months ended
	June 30,
	2021	2020
Net income/(loss)	51,009	(75,156)

Fair value adjustments to hedging financial instruments	5,497	(20,071)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	6,369
Fair value adjustments to investment securities classified as available-for-sale	(321)	1,177
Other comprehensive income/(loss)	51	(107)
Other comprehensive income/(loss), net of tax	5,227	(12,632)

Comprehensive income/(loss)	56,236	(87,788)
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL Corporation Ltd.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at June 30, 2021 and December 31, 2020
(in thousands of $, except share data)

	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	371,852	215,445
Restricted cash	5,866	8,953
Investments in debt and equity securities	22,805	28,805
Due from related parties	4,842	7,718
Trade accounts receivable	7,601	6,666
Other receivables	16,829	22,024
Inventories	11,087	8,808
Prepaid expenses and accrued income	10,276	2,597
Investment in sales-type leases, direct financing leases and leaseback assets, current portion	41,508	55,420
Assets held for sale	4,091	—
Total current assets	496,757	356,436
Vessels and equipment, net	1,563,548	1,240,698
Newbuildings and vessel purchase deposits	18,783	—
Vessels under finance lease, net	676,896	697,380
Investment in sales-type leases, direct financing leases and leaseback assets, long-term portion	258,783	622,123
Investments in associated companies	29,141	27,297
Loans and long term receivables from related parties including associates	125,000	123,910
Financial instruments at fair value, long-term portion	3,675	3,406
Other long-term assets	21,319	21,961
Total assets	3,193,902	3,093,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	369,552	484,956
Finance lease liability, current portion	50,025	48,887
Due to related parties	1,329	2,724
Trade accounts payable	1,239	1,247
Financial instruments at fair value, current portion	1,714	1,572
Accrued expenses	17,727	21,060
Other current liabilities	18,641	16,085
Total current liabilities	460,227	576,531
Long-term liabilities
Long-term debt	1,312,171	1,164,113
Finance lease liability, long-term portion	498,823	524,200
Financial instruments at fair value, long-term portion	21,357	32,712
Other long-term liabilities	4	4
Total liabilities	2,292,582	2,297,560

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 138,022,940 shares issued and outstanding at June 30, 2021). ($0.01 par value; 300,000,000 shares authorized; 127,810,064 shares issued and outstanding at December 31, 2020.	1,380	1,278
Additional paid-in capital	616,426	531,382
Contributed surplus	503,657	539,370
Accumulated other comprehensive loss	(14,089)	(19,316)
Accumulated deficit	(206,054)	(257,063)
Total stockholders’ equity	901,320	795,651
Total liabilities and stockholders’ equity	3,193,902	3,093,211
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL Corporation Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2021 and June 30, 2020
(in thousands of $)

	Six months ended
	June 30,
	2021	2020

Net cash provided by operating activities	124,956	122,426

Investing activities
Additions to direct financing leases and leaseback assets	—	(65,030)
Purchase of vessels, capital improvements and other additions	(4,144)	(40,278)
Investment in newbuilding contracts and vessel deposits	(18,783)	—
Proceeds from sales of vessels and termination of charters	(519)	34,581
Net amounts paid to/(received from) associated companies	(588)	15,941
Proceeds from sale of shares	—	21,055
Other investments and long term assets, net	308	(32,527)
Net cash used in investing activities	(23,726)	(66,258)

Financing activities
Shares issued, net of issuance costs	83,428	12,659
Principal settlements of cross currency swaps, net	—	(11,706)
Payment for early settlements of interest rate swaps, net	—	(4,539)
Repurchase of bonds	(68,146)	(64,795)
Proceeds from issuance of short-term and long-term debt	252,000	347,231
Repayments of short-term and long-term debt	(151,668)	(275,905)
Debt fees paid	(3,573)	(4,199)
Repayment of lease obligation liability	(24,238)	(32,925)
Cash dividends paid	(35,713)	(64,887)
Net cash provided by/(used in) financing activities	52,090	(99,066)

Net change in restricted cash and cash and cash equivalents	153,320	(42,898)
Cash, restricted cash and cash equivalents at start of the period	224,398	203,016
Cash, restricted cash and cash equivalents at end of the period	377,718	160,118

Cash, restricted cash and cash equivalents:
Cash and cash equivalents	371,852	152,124
Restricted cash	5,866	7,994
Cash, restricted cash and cash equivalents at end of the period	377,718	160,118

The accompanying notes are an integral part of these consolidated condensed financial statements.

SFL Corporation Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the six months ended June 30, 2021 and June 30, 2020

(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2021	2020
Number of shares outstanding
At beginning of period	127,810,064	119,391,310
Shares issued	10,212,876	1,238,145
At end of period	138,022,940	120,629,455
Share capital
At beginning of period	1,278	1,194
Shares issued	102	12
At end of period	1,380	1,206
Additional paid-in capital
At beginning of period	531,382	469,426
Amortization of stock-based compensation	374	496
Stock-based compensation forfeitures and other	(97)	(30)
Shares issued	85,259	12,646
Equity adjustment arising from reacquisition of convertible notes	(492)	(126)
At end of period	616,426	482,412
Contributed surplus
At beginning of period	539,370	648,764
Dividends declared	(35,713)	(64,887)
At end of period	503,657	583,877
Accumulated other comprehensive loss
At beginning of period	(19,316)	(13,015)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	6,369
Fair value adjustments to hedging financial instruments	5,497	(20,071)
Fair value adjustments to available-for-sale securities	(321)	1,177
Other comprehensive income/(loss)	51	(107)
At end of period	(14,089)	(25,647)
Accumulated deficit
At beginning of period	(257,063)	—
Impact of adoption of ASU 2016-13	—	(32,638)
Net income/(loss)	51,009	(75,156)
At end of period	(206,054)	(107,794)
Total stockholders’ equity	901,320	934,054
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual and interim consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 22, 2021. The results of operations for the interim period ended June 30, 2021 are not necessarily indicative of the results for the entire year ending December 31, 2021.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which SFL is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Recently Adopted Accounting Standards

In the six months ended June 30, 2021, the Company adopted the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) which became effective for the Company on January, 1, 2021. The Company adopted ASU 2019-12 "Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes", ASU 2020-01 "'Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815", ASU 2020-08 "Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs", ASU 2020-10 "Codification Improvements" and ASU 2021-01 "Reference Rate Reform (Topic 848): Scope". These adopted pronouncements introduced changes to a wide variety of topics but had no material impact to the Company’s condensed consolidated financial position, results of operations or cash flows contained in this report.

Recently Issued Accounting Standards

The following is a brief discussion of on a selection of recently released accounting pronouncements that are pertinent to the Company's business:

In July 2021, the FASB issued ASU No. 2021-05, "Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments" ("ASU 2021-05"). This new standard amends the lease classification requirements for lessors to align them with practice under ASC Topic 840. Lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: (1) The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC paragraphs 842-10-25-2 through 25-3; and (2) The lessor would have otherwise recognized a day-one loss. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not derecognize the underlying asset, and, therefore, does not recognize a selling profit or loss. ASU 2021-05 is effective for fiscal years and interim periods beginning after December 15, 2021. The Company does not expect the adoption of ASU 2021-05 will have a material effect on the consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, "Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options" ("ASU 2021-04"). This new standard provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) How an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) How an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) How an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. ASU 2021-04 is effective for fiscal years and interim periods beginning after December 15, 2021. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". Accounting Standards Codification (“ASC”) 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities since March 12, 2020 through to December 31, 2022. The Company has determined that the reference rate reform will impact its floating rate debt facilities and interest rate swaps contracts. In order to preserve the presentation of derivatives consistent with past presentation, the Company expects to take advantage of the expedients and exceptions provided by the updates when LIBOR is discontinued and replaced with alternative reference rates.

In August 2020, the FASB issued ASU No. 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06"). ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost or will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the interest rate of convertible debt instruments typically will be closer to the coupon interest rate. ASU 2020-06 also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and may be applied on a full or modified retrospective basis. The Company is currently assessing the impact that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Significant Accounting Policies - Update

Our significant accounting policies are described in "Note 2: Accounting Policies" of our Annual Report on Form 20-F for the year ended December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Company believes that the accounting estimates and assumptions that have been made are appropriate given the increased uncertainties surrounding the severity and duration of the impacts of the COVID-19 pandemic. However actual results could differ materially from those estimates.

2.GAIN/(LOSS) ON SALE OF ASSETS AND TERMINATION OF CHARTERS

No vessels were sold and no charters were terminated during the six months ended June 30, 2021.

During the six months ended June 30, 2020, one VLCC (Front Hakata) and five offshore support vessels (Sea Cheetah, Sea Jaguar, Sea Halibut, Sea Pike and Sea Leopard) were sold to unrelated third parties. A net gain of $2.3 million was recorded in relation to the sale of these vessels. The Front Hakata and Sea Leopard were previously accounted for as investments in direct financing leases and Sea Cheetah, Sea Jaguar, Sea Halibut and Sea Pike were accounted for as operating lease assets.

3.EARNINGS/(LOSS) PER SHARE

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period and the consolidated net income or loss of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Basic earnings/(loss) per share:
Net income/(loss) available to stockholders	51,009	(75,156)
Diluted earnings/(loss) per share:
Net income/(loss) available to stockholders	51,009	(75,156)
Interest and other expenses attributable to dilutive convertible notes	(206)	—
Net income/(loss) assuming dilution	50,803	(75,156)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands)	June 30, 2021	June 30, 2020
Basic earnings per share:
Weighted average number of common shares outstanding*	117,421	107,776
Diluted earnings per share:
Weighted average number of common shares outstanding*	117,421	107,776
Effect of dilutive convertible notes	15	—
Weighted average number of common shares outstanding assuming dilution	117,436	107,776

	Six months ended
	June 30, 2021	June 30, 2020
Basic earnings/(loss) per share:	$0.43	$(0.70)
Diluted earnings/(loss) per share:	$0.43	$(0.70)
*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible notes in October 2016. It also excludes 3,765,842 shares issued as of June 30, 2021 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible notes in April and May 2018. These lent shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023, respectively.

As at June 30, 2021, the outstanding options under the Company's Share Option Scheme and the 5.75% senior unsecured convertible bonds due 2021 were anti-dilutive.

4.OTHER FINANCIAL ITEMS

Other financial items, net comprise the following items:

	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Net cash movement on non-designated derivatives and swap settlements	(3,558)	(5,756)
Net increase/(decrease) in fair value of non-designated derivatives	6,937	(25,864)
Allowance for expected credit losses	716	(68)
Other items	(338)	105
Total other financial items, net	3,757	(31,583)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income".

The Company recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date, based on historical experience, current conditions and reasonable supportable forecasts. See also Note 18: Allowance for Expected Credit Losses.

Other items in the six months ended June 30, 2021 include a net gain of $0.1 million arising from foreign currency translations (in the six months ended June 30, 2020: gain of $0.9 million). Other items included in other financial items include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investment securities held by the Company consist of the following investments in corporate bonds and equity securities:

(in thousands of $)	June 30, 2021	December 31, 2020
Corporate Bonds	8,293	9,431
Equity Securities	14,512	19,374
Total Investment in Debt and Equity Securities	22,805	28,805

Corporate Bonds
The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

	Six months ended June 30, 2021			Year ended December 31, 2020
(in thousands of $)	Amortized Cost	Unrealized gains/(losses)	Fair value	Amortized Cost	Unrealized gains/(losses)	Fair value
Corporate bonds:
NorAm Drilling Bond	4,132	488	4,620	4,132	511	4,643
NT Rig Holdco 12%	3,567	106	3,673	3,567	404	3,971
NT Rig Holdco 7.5%	—	—	—	817	—	817
Total corporate bonds	7,699	594	8,293	8,516	915	9,431

During the year ended December 31, 2020, the existing Oro Negro 12% and 7.5% bonds completed a conversion that resulted in the recognition of NT Rig Holdco Liquidity 12% and NT Rig Holdco 7.5% bonds and the redemption of the Oro Negro 12% bonds in full and a substantial proportion of the Oro Negro 7.5% bonds. The Company recorded no gain or loss on the redemption of the bonds. The Company also acquired an additional $1.3 million of the NT Rig Holdco 12% bonds in the year ended December 31, 2020.

Also, during the year ended December 31, 2020, it was determined that the Oro Negro 7.5% bonds and the NT Rig Holdco 7.5% bonds were other-than-temporarily impaired and an aggregate impairment loss of $4.9 million was recorded in the Consolidated Statement of Operations. During the six months ended June 30, 2021, an impairment loss of $0.8 million was recorded against the NT Rig Holdco 7.5% bonds.

Equity Securities
Changes in the fair value of equity investments are recognized in net income.

(in thousands of $)	June 30, 2021	December 31, 2020
Frontline	13,032	9,007
NorAm Drilling	1,480	1,484
ADS Maritime Holding	—	8,883
Total Equity Securities	14,512	19,374

Equity Securities pledged to creditors	13,032	9,007

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of $0.8 million and recognized a gain of $0.7 million in the Statement of Operations in relation to the disposal.

Equity Securities Pledged to Creditors

As at June 30, 2021, the Company held approximately 1.4 million shares of Frontline Ltd ("Frontline"), a related party (December 31, 2020: 1.4 million shares). Refer to Note 17: Related Party Transactions.

In December 2019, the Company entered into a forward contract to repurchase 3.4 million shares of Frontline in June 2020 for $36.8 million. During the year ended December 31, 2020, the Company repurchased and simultaneously sold approximately 2.0 million shares in Frontline for total proceeds of $21.1 million and recorded gains of $2.3 million in the statement of operations in respect of the sales.

As at December 31, 2020, the Company had a forward contract, which expired in January 2021, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.2 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at June 30, 2021 (December 31, 2020: $15.6 million) (See also Note 12: Short-Term and Long-Term Debt).

The Company has continued to roll forward the forward contract related to the remaining approximately 1.4 million shares. As at June 30, 2021, the Company had a forward contract, which expired in July of 2021, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.3 million including accrued interest. In July 2021, the forward contract to repurchase 1.4 million shares of Frontline, was rolled over through to January 2022, at a repurchase price of $16.4 million.

6.VESSELS AND EQUIPMENT, NET

Movements in the six months ended June 30, 2021 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels and Equipment, net
Balance at December 31, 2020	1,693,171	(452,473)	1,240,698
Depreciation	—	(39,908)	(39,908)
Capital improvements	12,623	—	12,623
Reclassification from investments in direct financing leases	355,635	—	355,635
Transfer to assets held for sale	(5,500)	—	(5,500)
Balance at June 30, 2021	2,055,929	(492,381)	1,563,548

The capital improvements of $12.6 million relate to exhaust gas cleaning systems ("EGCS" or "scrubbers") and ballast water treatment systems ("BWTS") installed on six vessels during the six months ended June 30, 2021.

During the six months ended June 30, 2021, one drilling unit (West Linus), previously recorded as a direct financing lease, was reclassified to vessels and equipment at the carrying value of $355.6 million. The drilling unit is held by a wholly owned subsidiary of the Company (SFL Linus Ltd) and is leased to a subsidiary of Seadrill Limited (“Seadrill”), a related party. The reclassification occurred on March 9, 2021, following approval by the bankruptcy court of the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charterhire for West Linus during the interim period. The change in rate met the definition of a modification resulting in the lease being reclassified from a direct financing lease to an operating lease. (See also Note 9: Investment in sales-type leases, direct financing leases and leaseback assets and Note 10: Investment in Associated Companies).

On March 31, 2021, the Company entered into a Memorandum of Agreement with an unrelated party to sell the drilling unit West Taurus to a ship recycling facility in Turkey. The rig has been redelivered to SFL and is expected to be recycled during the third quarter of 2021. As at June 30, 2021, West Taurus is presented as an 'Asset held for sale' within Current Assets. Following the reclassification, an impairment loss of $1.9 million was recorded against the rig in the six months ended June 30, 2021.

During the six months ended June 30, 2021, no impairment losses were recorded against the carrying value of Vessels and Equipment, net. In the six months ended June 30, 2020, an impairment charge of $80.3 million was recorded against the carrying value of seven Handysize bulk carriers. The impairment charge arose in the six months ended June 30, 2020 due to revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak.

7.NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

During the six months ended June 30, 2021, the Company paid total installments of $14.5 million in relation to two dual-fuel 7,000 Car Equivalent Unit ("CEU") newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2023 and will immediately commence a 10-year period time-charter with Volkswagen Group.

Also during the six months ended June 30, 2021, the Company entered into a Memorandum of Agreement with an unrelated party for the acquisition of a 5,300 Twenty-foot Equivalent Unit ("TEU") container vessel. The vessel is expected to be delivered to the Company in the third quarter of 2021. A deposit of $4.3 million was paid by the Company in relation to the acquisition of the vessel in March 2021.

8.VESSELS UNDER FINANCE LEASE, NET

Movements in the six months ended June 30, 2021 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance at December 31, 2020	777,939	(80,559)	697,380
Depreciation	—	(20,484)	(20,484)
Balance at June 30, 2021	777,939	(101,043)	676,896

As at June 30, 2021, seven vessels were accounted for as vessels under finance lease, which consist of four 13,800 TEU container vessels and three 10,600 TEU container vessels. The vessels are leased for an original term ranging from six to 11 years, with options to purchase each vessel after six years.

9. INVESTMENTS IN SALES-TYPE LEASES, DIRECT FINANCING LEASES AND LEASEBACK ASSETS

The following lists the components of investments in sales-type leases, direct financing leases and leaseback assets as at June 30, 2021 and December 31, 2020:

(in thousands of $)	June 30, 2021
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	209,368	72,144	281,512
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(37,440)	—	(37,440)
Net minimum lease payments receivable	171,928	72,144	244,072
Estimated residual values of leased property (unguaranteed)	79,621	31,500	111,121
Less: unearned income	(31,320)	(22,590)	(53,910)
Total investment in sales-type lease, direct financing lease and leaseback assets	220,229	81,054	301,283
Allowance for expected credit losses*	(810)	(182)	(992)
Total investment in sales-type lease, direct financing lease and leaseback assets	219,419	80,872	300,291
Current portion	31,619	9,889	41,508
Long-term portion	187,800	70,983	258,783

(in thousands of $)	December 31, 2020
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	705,196	79,786	784,982
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(40,698)	—	(40,698)
Net minimum lease payments receivable	664,498	79,786	744,284
Estimated residual values of leased property (unguaranteed)	79,621	31,500	111,121
Less: unearned income	(147,876)	(25,596)	(173,472)
Total investment in sales-type lease, direct financing lease and leaseback assets	596,243	85,690	681,933
Allowance for expected credit losses*	(4,141)	(249)	(4,390)
Total investment in sales-type lease, direct financing lease and leaseback assets	592,102	85,441	677,543
Current portion	45,888	9,532	55,420
Long-term portion	546,214	75,909	622,123

*See Note 1: Interim financial data and Note 18: Allowance for expected credit losses.

As at June 30, 2021, the Company had a total of 27 vessel charters accounted for as sales-type and direct financing leases (December 31, 2020: 28 vessels) and four vessel charters classified as leaseback assets (December 31, 2020: four vessels).

Investments in sales-type and direct financing leases
As at June 30, 2021, the Company had 15 container vessels accounted for as 'direct financing leases' which were chartered on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charters for the 15 container vessels provide the charterer with purchase options throughout the term of the charters and the Company with a put option at the end of the seven years charter period. In July 2021, SFL was notified by MSC that they would exercise purchase options on the 15 container vessels. Three of the 15 vessels have been delivered to MSC and the remaining are expected to be delivered by the end of the third quarter of 2021 (refer to Note 20: Subsequent events).

During the year ended December 31, 2020, the Company recognized the amount of $361.0 million in investments in direct financing leases in respect of one drilling unit (West Linus) which is held by a wholly owned subsidiary of the Company (SFL Linus Ltd.) and leased to a subsidiary of Seadrill. SFL Linus Ltd. was previously determined to be a variable interest entity in which the Company was not the primary beneficiary and the subsidiary was accounted for under the equity method. Following changes to the financing agreement in October 2020 as a result of defaults by Seadrill, the Company was determined to be the primary beneficiary of SFL Linus Ltd. and consolidates it from this date. On March 9, 2021, the bankruptcy court approved the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charterhire for West Linus during the interim period. The change in charter rate met the definition of a modification resulting in the lease being reclassified from a direct financing lease to an operating lease. (See also Note 6: Vessels and equipment, net and Note 10: Investment in Associated Companies).

River Box Holding Limited ("River Box") was previously a wholly owned subsidiary of the Company. It holds, through its subsidiaries, investments in direct financing leases in relation to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen Holding Ltd., or Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases have been derecognized from the consolidated financial statements of the Company. (See also Note 10: Investment in Associated Companies and Note 17: Related Party Transactions).

Investments in leaseback assets
When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset.

In May 2020, SFL acquired a newbuild very large crude carrier ("VLCC") from Landbridge Universal Limited ("Landbridge") where control was not deemed to have passed to the Company due to the existence of repurchase options in the lease on acquisition and therefore was classified as a leaseback asset. Upon delivery, the vessel immediately commenced a seven year bareboat charter back to Landbridge. Landbridge have purchase options throughout the term of the charters and there is a purchase obligation at the end of the seven year period.

In 2019, SFL acquired six vessels which were classified as 'leaseback assets'. Three of these six vessels were second-hand feeder size container vessels, which were acquired in a purchase and leaseback transaction with subsidiaries of MSC. The vessels were chartered back for approximately six years on a bareboat basis. The charterer has purchase options throughout the term of the charters and the Company has a put option at the end of the six year period. In July 2021, SFL was notified by MSC that they would exercise purchase options on the three container vessels. These three vessels have been delivered to MSC in August 2021 (refer to Note 20: Subsequent events).

The three other vessels were newbuilding VLCCs, which were acquired from an affiliate of Hunter Group ASA ("Hunter Group") and leased back to the Hunter Group on five year bareboat charters. During the year ended December 31, 2020, SFL redelivered all three VLCC's to the Hunter Group, following exercise of the applicable options.

10. INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which SFL is not the primary beneficiary.

At June 30, 2021, June 30, 2020 and December 31, 2020 the Company had the following participation in investments that were recorded using the equity method:

	June 30, 2021	June 30, 2020	December 31, 2020
River Box Holding Inc. ("River Box")	49.90%	†	49.90%
SFL Deepwater Ltd (“SFL Deepwater”)	*	100.00%	*
SFL Hercules Ltd (“SFL Hercules”)	100.00%	100.00%	100.00%
SFL Linus Ltd (“SFL Linus”)	*	100.00%	*

† River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, in relation to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party and has accounted for the remaining 49.9% ownership in River Box using the equity method.

* SFL Hercules and SFL Linus own the drilling units West Hercules and West Linus respectively which are on charter to subsidiaries of Seadrill. SFL Deepwater owns the drilling unit West Taurus which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. All three entities were previously determined to be variable interest entities in which the Company was not the primary beneficiary and thus accounted for using the equity method. In October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these two subsidiaries were consolidated by the Company.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in addition to general and administrative costs. In exchange, SFL receives approximately 65 - 75% of the contractual charterhire under the existing charter agreements for West Linus and West Hercules for the same period. In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Seadrill is expected to seek bankruptcy court approval of the amendment agreement on or before September 2, 2021, which is a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill. See Note 20: Subsequent Events.

Following these recent amendments, SFL Hercules is in compliance with its debt covenants.

The lease to the third rig, West Taurus, was rejected by the court in March 2021 and the rig was redelivered to SFL in the second quarter of 2021. In March 2021, the Company signed an agreement for the recycling of the rig at a facility in Turkey. The rig is expected to be delivered to the recycling facility in the third quarter of 2021.

Summarized balance sheet information of the Company’s equity method investees is as follows:

	As of June 30, 2021
(in thousands of $)	TOTAL	River Box	SFL Hercules
Share presented		49.90%	100.00%
Current assets	21,617	13,602	8,015
Non-current assets	517,381	253,457	263,924
Total assets	538,998	267,059	271,939
Current liabilities	30,618	12,921	17,697
Non-current liabilities	479,239	237,487	241,752
Total liabilities	509,857	250,408	259,449
Total stockholders’ equity	29,141	16,651	12,490

	As of December 31, 2020
(in thousands of $)	TOTAL	River Box	SFL Hercules
Share presented		49.90%	100.00%
Current assets	34,763	12,475	22,288
Non-current assets	513,918	258,865	255,053
Total assets	548,681	271,340	277,341
Current liabilities	199,255	12,569	186,686
Non-current liabilities	322,129	243,219	78,910
Total liabilities	521,384	255,788	265,596
Total stockholders’ equity	27,297	15,552	11,745

Summarized statement of operations information of the Company’s equity method investees is as follows:

	Six months ended June 30, 2021
(in thousands of $)	TOTAL	River Box	SFL Hercules
Share presented		49.90%	100.00%
Operating revenues	20,141	10,076	10,065
Net operating revenues	15,082	10,065	5,017
Net income	2,564	1,819	745

	Six months ended June 30, 2020
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Share presented		100.00%	100.00%	100.00%
Operating revenues	28,315	8,207	8,157	11,951
Net operating revenues	28,315	8,207	8,157	11,951
Net income/(loss)	6,246	(721)	2,341	4,626

As required by ASU 2016-13 'Financial Instruments - Credit Losses' from January 2020, River Box and SFL Hercules recognized an allowance for expected credit losses in respect of their principal financial assets: 'Investment in direct financing leases' and 'Related party receivable balances', held at the reporting date, which are within the scope of the ASU.

Movements in the six months ended June 30, 2021 in the allowance for expected credit losses can be summarized as follows:

(in thousands of $)	TOTAL	River Box	SFL Hercules
Share presented		49.90%	100.00%
Balance at December 31, 2020	3,421	786	2,635
Reclassification to owned vessels within the associate	(1,896)	—	(1,896)
Allowance recorded in net income of associated companies	(551)	(381)	(170)
Balance at June 30, 2021	974	405	569

The Company has estimated the allowance for expected credit losses based on an analysis of factors including the credit rating assigned to the lessee, Seadrill, management's assessment of current and expected conditions in the offshore drilling market and calculated collateral exposure.

In March 2021, the drilling unit held by SFL Hercules was reclassified from a direct financing lease to an operating lease and therefore recorded as an owed asset in the associated company's accounts. A previously recognized credit loss allowance of $1.9 million was derecognized as a result of the reclassification.

As at June 30, 2021, SFL Hercules had a term loan with an outstanding balance of $177.7 million (December 31, 2020: $185.8 million) of which $83.1 million (December 31, 2020: $83.1 million) was guaranteed by SFL.

In the six months ended June 30, 2021, River Box paid a dividend of $0.7 million to SFL whilst SFL Hercules did not pay any dividends. In the six months ended June 30, 2020 and the year ended December 31, 2020, SFL Deepwater, SFL Hercules and SFL Linus did not pay any dividends.

11.OTHER LONG TERM ASSETS

Other long term assets comprise of the following items:

(in thousands of $)	June 30, 2021	December 31, 2020
Capital improvements in progress	1,595	10,099
Collateral deposits on swap agreements	9,697	398
Value of acquired charter-out contracts, net	9,067	10,503
Long term receivables	—	—
Other	960	961
Total Other Long Term Assets	21,319	21,961

Capital improvements in progress comprise of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS on nine vessels (2020: 11 vessels). This is recorded in other long term assets until such time as the equipment is installed on the vessel, at which point it is transferred to "Vessels and equipment, net" or "Investment in sales-type leases and direct financing leases'. In the six months ended June 30, 2021, the Company transferred costs of $12.6 million in respect of six vessels to "Vessels and equipment, net". No costs were transferred to "Vessels under finance lease, net." in the six months ended June 30, 2021.

Collateral deposits exist on our interest rate, cross currency interest rate and currency swaps. Further amounts may be called upon during the term of the swaps, if interest rates or currency rates move adversely.

"Value of acquired charter-out contracts, net" is recognized in connection with the 2018 purchases of four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia, with each vessel subject to pre-existing time charters. A value of $18.0 million was assigned to these charters on acquisition. During the six months ended June 30, 2021, the amortization charged to time charter revenue was $1.4 million (Six months ended June 30, 2020: $1.4 million).

Other long term assets previously included $1.9 million in receivables relate to loan notes due from third parties arising from the early termination of charters. Following the adoption of ASU 2016-13 from January 1, 2020, the Company recognized a credit loss provision totaling $1.9 million against this long term receivables balance thereby resulting in a net balance of $0.0 million at December 31, 2020. There was no movement to the foregoing during the six months ended June 30, 2021.

12.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2021	December 31, 2020
Long-term debt:
5.75% senior unsecured convertible notes due 2021	146,919	212,230
4.875% senior unsecured convertible notes due 2023	137,900	139,900
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	—
NOK700 million senior unsecured floating rate bonds due 2023	81,238	81,572
NOK700 million senior unsecured floating rate bonds due 2024	80,657	80,989
NOK600 million senior unsecured floating rate bonds due 2025	62,669	62,927
Borrowings secured on Frontline shares	15,639	15,639
Total Fixed Rate and Foreign Debt	675,022	593,257
U.S. dollar denominated floating rate debt due through 2025	1,020,471	1,070,137
Total debt principal	1,695,493	1,663,394
Less: Unamortized debt issuance costs	(13,770)	(14,325)
Less: Current portion of long-term debt	(369,552)	(484,956)
Total long-term debt	1,312,171	1,164,113

Movements in the period:

(in thousands of $)	Fixed Rate and Foreign Debt	U.S. Dollar Floating Rate Debt	Total debt principal
Balance at December 31, 2020	593,257	1,070,137	1,663,394
Drawdowns	150,000	102,000	252,000
Repayments and redemptions	(67,311)	(151,666)	(218,977)
Effects of foreign exchange	(924)	—	(924)
Balance at June 30, 2021	675,022	1,020,471	1,695,493

Interest rate information:

	June 30, 2021	December 31, 2020
Weighted average interest rate*	2.85%	2.91%
US Dollar London Interbank Offered Rate ("LIBOR"), 3-Month, closing rate	0.15%	0.24%
Norwegian Interbank Offered Rate ("NIBOR"), 3-Month, closing rate	0.20%	0.49%
*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate swaps.

New Facilities, Renewals and Redemptions

Fixed Rate and Foreign Debt

Redemptions between January 1, 2021 and June 30, 2021

Bond	In Millions of USD
4.875% senior unsecured convertible notes due 2023	2.0
5.75% senior unsecured convertible notes due 2021	65.3

During the six months ended June 30, 2021, the Company recorded a net loss of $0.7 million on the repurchase of fixed rate and foreign debt recorded in 'Gain or loss on repurchase of bonds'.

During the six months ended June 30, 2020, a net gain of $1.1 million was recorded in respect of the repurchases of NOK500 million of its NOK500 million senior unsecured floating rate bonds due 2020, NOK5 million of its NOK700 million senior unsecured floating rate bonds due 2024, NOK60 million of its NOK600 million senior unsecured floating rate bonds due 2025 and $6.4 million of its 4.875% senior unsecured convertible notes due 2023.

New Facilities

7.25% senior unsecured sustainability-linked bonds due 2026
In May 2021, the Company issued a senior unsecured sustainability-linked bond totaling $150 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. The net amount outstanding at June 30, 2021 was $150.0 million.

U.S. Dollar Floating Rate Debt

New facilities entered into between January 1, 2021 and June 30, 2021:

Name of facility	Draw down date	Number of wholly owned subsidiaries entering into the facility	Term	Balance outstanding at period end ($ millions)
$51 million term loan facility	Feb. 2021	one	4 years	49.9
$51 million term loan facility	Apr. 2021	one	4 years	51.0

The Company has provided limited corporate guarantees for the above facilities, which bear interest at LIBOR plus a margin.

Facilities redeemed between January 1, 2021 and June 30, 2021:

Name of facility	Original draw down date	Number of wholly owned subsidiaries that had entered into the facility	Original Term	Amount redeemed ($ millions)
$210 million secured term loan facility	Nov. 2015	three	5 years	99.5

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As at June 30, 2021, the Company was in compliance with all of the covenants under its long-term debt facilities.

Borrowings secured on Frontline shares

As at June 30, 2021, the Company had a forward contract which expired in July of 2021, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.3 million including accrued interest. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at June 30, 2021 (December 31, 2020: $15.6 million). In July 2021, the forward contract to repurchase 1.4 million shares of Frontline, was rolled over to January 2022, at a repurchase price of $16.4 million. The Company is required to post collateral of 20% of the total repurchase price plus any negative mark to market movement from the repurchase price for the duration of the agreement. As at June 30, 2021, $5.9 million (December 31, 2020: $9.0 million) was held as collateral and recorded as restricted cash.

13.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2021	December 31, 2020

Designated derivative instruments - long-term assets:
Interest rate swaps	587	—
Cross currency interest rate swaps	93	28
Cross currency swaps	2,988	3,373
Non-designated derivative instruments - long-term assets:
Cross currency swaps	7	5
Total derivative instruments - long-term assets	3,675	3,406

(in thousands of $)	June 30, 2021	December 31, 2020
Designated derivative instruments - short-term liabilities:
Interest rate swaps	369	703
Non-designated derivative instruments - short-term liabilities:
Interest rate swaps	1,345	869
Total derivative instruments - short-term liabilities	1,714	1,572

Designated derivative instruments - long-term liabilities:
Interest rate swaps	4,755	7,926
Cross currency interest rate swaps	2,246	3,006
Cross currency swaps	8,288	8,301
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	6,068	13,479
Total derivative instruments - long-term liabilities	21,357	32,712

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

At June 30, 2021, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed and floating rates in exchange for LIBOR or NIBOR. The total net notional principal amount subject to interest rate swap agreements as at June 30, 2021, was $0.9 billion (December 31, 2020: $0.9 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK700 million, NOK700 million and NOK600 million senior unsecured bonds due 2023, 2024 and 2025 respectively.

Principal Receivable	Principal Payable	Trade date	Maturity date
NOK600 million	US$76.8 million	September 2018	September 2023
NOK100 million	US$11.3 million	August 2019	September 2023
NOK700 million	US$80.5 million	May 2019	June 2024
NOK600 million	US$67.5 million	January 2020	January 2025

Apart from NOK700 million, NOK700 million and NOK600 million senior unsecured bonds due 2023, 2024 and 2025, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities at June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021		December 31, 2020
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	8,293	8,293	9,431	9,431
Equity securities	1,480	1,480	10,367	10,367
Equity securities pledged to creditors	13,032	13,032	9,007	9,007
Floating rate NOK bonds due 2023	(81,238)	(80,831)	(81,572)	(78,513)
Floating rate NOK bonds due 2024	(80,657)	(80,052)	(80,989)	(76,940)
Floating rate NOK bonds due 2025	(62,669)	(60,632)	(62,927)	(57,421)
5.75% unsecured convertible notes due 2021	(146,919)	(145,450)	(212,230)	(199,496)
4.875% unsecured convertible notes due 2023	(137,900)	(137,470)	(139,900)	(123,112)
7.25% unsecured bonds due 2026	(150,000)	(151,125)	—	—
Derivatives:
Interest rate/currency swap contracts - long-term receivables	3,675	3,675	3,406	3,406
Interest rate/currency swap contracts - short-term payables	(1,714)	(1,714)	(1,572)	(1,572)
Interest rate/currency swap contracts - long-term payables	(21,357)	(21,357)	(32,712)	(32,712)

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, changes in the fair values of the rate swaps are recognized in other comprehensive income where the Company has designated the swaps as a hedges. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The fair values of financial assets and liabilities as at June 30, 2021, were measured as follows:

		Fair value measurements using,
(in thousands of $)	June 30, 2021	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale debt securities	8,293	4,620	3,673
Equity securities	1,480	1,480
Equity securities pledged to creditors	13,032	13,032
Interest rate/ currency swaps, long-term receivables	3,675		3,675
Total assets	26,480	19,132	7,348	—
Liabilities:
Floating rate NOK bonds due 2023	(80,831)	(80,831)
Floating rate NOK bonds due 2024	(80,052)	(80,052)
Floating rate NOK bonds due 2025	(60,632)	(60,632)
5.75% unsecured convertible notes due 2021	(145,450)	(145,450)
4.875% unsecured convertible notes due 2023	(137,470)	(137,470)
7.25% unsecured sustainability-linked bonds due 2026	(151,125)	(151,125)
Interest rate/currency swaps, short-term payables	(1,714)		(1,714)
Interest rate/currency swaps, long-term payables	(21,357)		(21,357)
Total liabilities	(678,631)	(655,560)	(23,071)	—

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and Level 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Investment in equity securities consist of (i) listed Frontline shares and (ii) NorAm Drilling Company AS ("NorAm Drilling") shares traded in the OTC market whilst the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds.

At June 30, 2021, the Company determined that the available for sale corporate bonds held in Oro Negro and NT Rig Holdco valued at $3.7 million (December 31, 2020: $4.8 million) should be classified as Level 2 measurements (December 31, 2020: Level 2). The fair value of these corporate bonds is based on the latest available quoted prices, but due to low levels of trading the Company concluded that level one classification was not appropriate as at June 30, 2021.

The estimated fair values of the floating rate NOK denominated bonds due 2023, 2024 and 2025, the 5.75% and 4.875% unsecured convertible notes due 2021 and 2023 and the 7.25% unsecured bonds due 2026 are all based on their quoted market prices as at the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR or NIBOR interest rates as at June 30, 2021.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Credit Agricole Corporate and Investment Bank, ING Bank, Danske Bank, BNP Paribas, Credit Suisse, Morgan Stanley and DNB Bank. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

There is also a concentration of revenue risk with the below customers to whom the Company has chartered multiple vessels.

Charterer	Number of Vessels chartered at June 30, 2021	% of consolidated operating revenues (Six months ended June 30, 2021)	% of consolidated operating revenues (Six months ended June 30, 2020)
Golden Ocean Group Limited (“Golden Ocean”)*	8	12%	11%
MSC	28	3%	13%
Maersk Line A/S (“Maersk”)	12	33%	28%
Evergreen	4	15%	14%
* Additionally see Note 17: Related party transactions.

In addition, a significant portion of our net income/(loss) is generated from our associated companies. SFL Hercules leases a rig to a subsidiary of Seadrill and River Box Holding Inc. holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. In the six months ended June 30, 2021, income from our associated companies accounted for approximately 13% of our consolidated net income (six months ended June 30, 2020: 18% of our consolidated net loss). (See also Note 10: Investment in Associated Companies).

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL receives approximately 65 - 75% of the contractual charterhire under the existing charter agreements for West Linus and West Hercules for the same period. In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Seadrill is expected to seek bankruptcy court approval of the amendment agreement on or before September 2, 2021, which is a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

As discussed further in Note 19: Commitments and Contingent Liabilities, the Company guaranteed a total of $83.1 million at June 30, 2021 (December 31, 2020: $83.1 million) of the bank debt in SFL Hercules and had an outstanding receivable balance on loans granted by the Company to both associated companies totaling $125.2 million at June 30, 2021 (December 31, 2020: $123.9 million).

14.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2021	December 31, 2020
300,000,000 common shares of $0.01 par value each (December 31, 2020: 300,000,000 shares of $0.01 par value each)	3,000	3,000
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2021	December 31, 2020
138,022,940 common shares of $0.01 par value each (December 31, 2020: 127,810,064 shares of $0.01 par value each)	1,380	1,278

The Company’s common shares are listed on the New York Stock Exchange.

On May 1, 2020, SFL filed a registration statement to register the sale of up to 10,000,000 Common Shares pursuant to the dividend reinvestment plan ("DRIP"), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's Common Shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, SFL may grant additional share sales to investors from time to time up to the amount registered under the plan. During the six months ended June 30, 2021, the Company declared a dividend of $0.15 per share on February 17, 2021 to shareholders of record as of March 15, 2021, with an ex-dividend date of March 12, 2021. The Company also declared a dividend of $0.15 per share on May 12, 2021 to shareholders of record as of June 14, 2021, with an ex-dividend date of June 11, 2021.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC ("BTIG") under which SFL may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an At-the-Market Sales Agreement offering ("ATM").

During the six months ended June 30, 2021, the Company issued and sold a total of 10.2 million shares (2020: 8.4 million) under these DRIP and ATM arrangements. Total proceeds, net of costs, of $85.4 million were received (2020: $61.5 million), resulting in a premium on issue of $85.3 million (2020: $61.4 million).

During the six months ended June 30, 2021, the Company repurchased some of its 4.875% senior unsecured convertible notes due 2023 with principal amounts totaling $2.0 million (2020: $8.4 million). The equity component of these extinguished notes was valued at $0.1 million (2020: $0.3 million) and has been deducted from "Additional paid-in capital".

During the six months ended June 30, 2021, the Company repurchased some of its 5.75% senior unsecured convertible notes due 2021 with principal amounts totaling $65.3 million (2020: none). The equity component of these extinguished notes was valued at $0.4 million and has been deducted from "Additional paid-in capital".

No new shares were issued following the exercise of share options in the six months ended June 30, 2021. During the six months ended June 30, 2020, the Company issued a total of 6,869 new shares following the exercise of share options.

During the six months ended June 30, 2021, $35.7 million of the dividend declared was paid from contributed surplus (2020: $109.4 million).

15.SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Company's Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permit the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. In the six months ended June 30, 2021, additional paid-in capital was credited with $0.4 million relating to the fair value of options granted in April 2018, January 2019, March 2019, February 2020 and May 2021.

In the six months ended June 30, 2021, 129,000 options were exercised, and the Company made a cash payment of $0.1 million in lieu of issuing shares under the Option Scheme.

In May 2021, the Company awarded a total of 480,000 options to officers, employees and directors, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from May 2022 onwards. The initial strike price was $8.79 per share.

Total unrecognized compensation cost relating to the outstanding options under the Company's Option Scheme was $1.6 million as at June 30, 2021 (December 31, 2020: $0.7 million).

16.FINANCE LEASE LIABILITY

As at June 30, 2021, the Company chartered-in seven container vessels under sale and leaseback transactions with an Asia based financial institution (December 31, 2020: seven). The seven vessels are accounted for as vessels under finance lease (refer to Note 8: Vessels under finance lease, net).

(in thousands of $)	June 30, 2021	December 31, 2020
Finance lease liability, current portion	50,025	48,887
Finance lease liability, long-term portion	498,823	524,200
	548,848	573,087

River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef which were chartered-in on a bareboat basis, each for a period of 15 years from delivery by the shipyard. The four vessels are also chartered-out for the same 15-year period on a bareboat basis to MSC, an unrelated party. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, finance lease liabilities of $464.7 million was derecognized from the consolidated financial statements of the Company on December 31, 2020, in relation to the four vessels. Refer to Note 10: Investment in Associated Companies.

Interest incurred on the finance lease liability in the six months ended June 30, 2021 was $13.1 million (six months ended June 30, 2020: $30.1 million).

17.RELATED PARTY TRANSACTIONS

The Company has transactions with the following related parties, being companies in which our principal shareholder, Hemen Holding Ltd. ("Hemen") and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping Limited ("Frontline Shipping")
–    Seadrill
–    Golden Ocean
–    Seatankers Management Co. Ltd ("Seatankers")
–    NorAm Drilling
–    ADS Maritime Holding Plc ("ADS Maritime Holding")
–    River Box

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding investment in direct financing lease balances (refer to Note 9: Investments in sales-type leases, direct financing leases and leaseback assets).

(in thousands of $)	June 30, 2021	December 31, 2020
Amounts due from:
Frontline Shipping	—	2,875
Frontline	3,093	3,202
Seadrill	2,773	3,613
Seatankers	181	—
River Box	5	—
SFL Hercules	213	—
Golden Ocean	1,230	—
Other related parties	—	2
Allowance for expected credit losses*	(2,653)	(1,974)
Total amount due from related parties	4,842	7,718

Loans to related parties - associated companies, long-term
River Box	45,000	45,000
SFL Hercules	80,000	78,910
Loans and long term receivables to related parties including associates	125,000	123,910

Amounts due to:
Frontline Shipping	1,204	836
Frontline	75	1,826
Golden Ocean	—	23
Other related parties	50	39
Total amount due to related parties	1,329	2,724

* See Note 18: Allowance for expected credit losses.

River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party and has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 10: Investment in associated companies).

SFL Hercules and SFL Linus own the drilling units West Hercules and West Linus respectively which are on charter to subsidiaries of Seadrill. SFL Deepwater owns the drilling unit West Taurus which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. All three entities were previously determined to be variable interest entities in which the Company was not the primary beneficiary and thus accounted for using the equity method. In October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these two subsidiaries were consolidated by the Company.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in addition to general and administrative costs. In exchange, SFL receives approximately 65 - 75% of the contractual charterhire under the existing charter agreements for West Linus and West Hercules for the same period. In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Seadrill is expected to seek bankruptcy court approval of the amendment agreement on or before September 2, 2021, which is a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

The lease to the third rig, West Taurus, was rejected by the court in March 2021 and the rig was redelivered to SFL in the second quarter of 2021. In March 2021, the Company signed an agreement for the recycling of the rig at a facility in Turkey. The rig is expected to be delivered to the recycling facility in the third quarter of 2021.

Related party leasing and service contracts

A summary of leasing revenues and repayments from Frontline Shipping and Golden Ocean is as follows:

	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Golden Ocean:
Operating lease income	25,261	26,663
Profit share	1,244	—
Frontline Shipping:
Direct financing lease interest income	766	946
Direct financing lease service revenue	3,258	3,591
Direct financing lease repayments	3,176	3,403
Profit share	268	10,358

In 2019, SFL entered into an agreement with Golden Ocean, where the Company agreed to finance installation of scrubbers on seven of the eight Capesize bulk carriers with an amount of up to $2.5 million per vessel, in return for increased charter hire of $1,535 per day from January 1, 2020 to June 30, 2025. The installations have been completed during the year ended December 31, 2020, with the cost being capitalized into the value of the assets. Profits sharing arrangements were not changed.

In addition to leasing revenues and repayments, the Company incurred the following fees with related parties:

	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Frontline:
Vessel Management Fees	4,249	4,592
Newbuilding Supervision Fees	16	—
Commissions and Brokerage	96	178
Administration Services Fees	59	37
Golden Ocean:
Vessel Management Fees	10,136	10,192
Operating Management Fees	355	466
Administration Services Fees	33	32
Seatankers:
Administration Services Fees*	113	206
Office Facilities:
Seatankers Management Norway AS	54	47
Frontline Management AS	118	96
Frontline Corporate Services Ltd.	71	169

* In addition a credit note of $0.3 million was received during the six months ended June 30, 2021 in relation to 2020 fees paid.

Related party loans – associated companies

A summary of loans entered into with River Box and SFL Hercules are as follows:

(in millions of $)	River Box	SFL Hercules
Loans granted	45	145
Loans outstanding at June 30, 2021	45	80

The loans to River Box and SFL Hercules are fixed interest rate loans. These loans are repayable in full on October 1, 2023 (SFL Hercules) and November 16, 2033 (River Box) or earlier if the companies sell their assets.

Interest income received on the loans to associated companies is as follows:

	Six months ended
(in millions of $)	June 30, 2021	June 30, 2020
River Box	2.3	—
SFL Deepwater*	—	2.5
SFL Hercules	1.8	1.8
SFL Linus*	—	2.7

*In October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements and as a result of defaults by Seadrill and therefore consolidated these entities from this date.

Long-term receivables from related parties

In February 2020, Frontline redeemed in full the loan notes received by the Company on the sale of four VLCCs Front Page, Front Stratus, Front Serenade and Front Ariake in 2018. The aggregate amount received on redemption was $11.0 million. At the time of the redemption, the loan notes had a carrying value of $11.0 million, resulting in a gain of $0.0 million on disposal.

In February 2020, Frontline Shipping redeemed in full the loan note received by the Company on the sale of the VLCC Front Circassia in 2018. The aggregate amount received on redemption was $8.9 million. At the time of the redemption, the loan note had a carrying value of $4.45 million, resulting in a gain of $4.45 million on settlement.

The Company received the following interest income on the loan notes:

	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Frontline Shipping	—	82
Frontline	—	97

Other related party transactions

In February 2020, the Company delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, the Company agreed with Frontline Shipping to terminate the long-term charter for the vessel upon the sale and delivery, and paid $3.2 million compensation for early termination of the charter. A gain of $1.4 million was recognized on the sale.

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million recognizing a gain of $0.7 million on disposal (Refer to Note 5: Investments in debt and equity securities).

Dividends and interest income received from shares held in and secured notes issued by related parties:

	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Dividends received
ADS Maritime Holding	—	1,508
Frontline	—	2,376
Interest income received
NorAm Drilling	—	210

For additional information on the shares and corporate bonds held, refer to Note 5: Investments in debt and equity securities.

18.ALLOWANCE FOR EXPECTED CREDIT LOSSES

ASU 2016-13 introduces a new credit loss methodology, requiring earlier recognition of potential credit losses. The Company adopted ASU 2016-13 using the modified retrospective method from January 1, 2020. The provision is based on an assessment of the impact of current and expected future conditions, and at June 30, 2021 this is inclusive of the Company's estimate of the potential effect of the COVID-19 pandemic on credit losses. The duration and severity of COVID-19 and continued market volatility is highly uncertain and, as such, the impact on expected credit losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods. Movements in the allowance for expected credit losses may result in gains as well as losses recorded in income as changes occur in the balances of our financial assets and the risk profiles of our counterparties.

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the six months ended June 30, 2021.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type, direct financing leases and leaseback assets	Other long-term assets	Total
Balance at December 31, 2020	33	881	1,973	4,390	1,894	9,171
Reclassification to 'vessels and equipment, net'	—	—	—	(2,030)	—	(2,030)
Change in allowance recorded in 'other financial items'	40	(68)	680	(1,368)	—	(716)
Balance at June 30, 2021	73	813	2,653	992	1,894	6,425

The impact of the allowance for expected credit losses on the associates is disclosed in Note 10: Investment in associated companies.

In March 2021, the drilling unit held by a wholly owned subsidiary of the Company (SFL Linus) was reclassified from direct financing lease to operating lease and has been presented within Vessels and Equipment. A previously recognized credit loss allowance of $2.0 million was derecognized as a result of the reclassification. Refer to Note 6: Vessels and Equipment, net and Note 9: Investment in sales-type leases, direct financing leases and leaseback assets.

19.COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	June 30, 2021	December 31, 2020
Vessels and equipment, net	1,518	1,189
Investments in sales-type, direct financing leases and leaseback assets	299	675
Book value of consolidated assets pledged under ship mortgages	1,817	1,864

Assets with finance lease liabilities

(in millions of $)	June 30, 2021	December 31, 2020
Vessels under finance lease, net	677	697
Total book value	677	697

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rig and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

As at June 30, 2021, the Company had $1.7 billion of outstanding principal indebtedness under various credit facilities (December 31, 2020: $1.7 billion) and finance lease liabilities totaling $0.5 billion (December 31, 2020: $0.6 billion).

In addition, as at June 30, 2021, SFL Hercules, a wholly-owned subsidiary of the Company which is accounted for using the equity method, had a term loan with an outstanding balance of $177.7 million (December 31, 2020: $185.8 million) of which $83.1 million (December 31, 2020: $83.1 million) was guaranteed by SFL. See Note 10: Investments in associated companies.

As at June 30, 2021, the Company had a forward contract which expired in July 2021, and has subsequently been rolled over to January 2022, to repurchase 1.4 million shares of Frontline (December 31, 2020: 1.4 million shares) with a carrying value of $13.0 million (December 31, 2020: $9.0 million). The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at June 30, 2021 (December 31, 2020: $15.6 million). At June 30, 2021 these shares together with a restricted cash balance of $5.9 million (December 31, 2020: $9.0 million) have been pledged as part of the forward agreement.

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd., Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd, The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and The Britannia Steam Ship Insurance Association Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

Contractual commitments and contingencies in respect of SFL Hercules, a wholly-owned subsidiary of the Company which is accounted for using the equity method, are contained in Note 10: Investments in associated companies.

Capital commitments

As at June 30, 2021, the Company has no capital commitments towards the procurement of scrubbers on vessels owned by the Company (December 31, 2020: $5.8 million on nine vessels).

As at June 30, 2021, the Company has also committed to paying $6.1 million towards the installation of BWTS on 13 vessels from its fleet (December 31, 2020: $7.0 million on 16 vessels), with installations expected to take place up to the end of 2022.

During the six months ended June 30, 2021, the Company entered into a Memorandum of Agreement with an unrelated party for the acquisition of a container vessel with a long term charter to a leading container liner operator. The purchase price of the vessel is $36.0 million. In March 2021, the Company paid a deposit of $4.3 million in relation to the acquisition and has committed to paying the remaining amount of $31.7 million on delivery of the vessel, which is due to take place in the third quarter of 2021.

Also during the six months ended June 30, 2021, the Company entered into purchase agreements with an unrelated party for the acquisition of two medium-sized container vessels in combination with long term charters to a leading container liner operator, for a total consideration of $151.5 million. The vessels are modern eco-designs built in 2013 and 2014 with approximately 6,800 TEU carrying capacity. The two vessels were delivered to us in August 2021 and immediately commenced their long term charters. (Refer to Note 20: Subsequent events).

Also during the six months ended June 30, 2021, the Company entered into purchase agreements with an unrelated party for the acquisition of two 14,000 TEU container vessels with charters to a leading container liner operator, for a total purchase price of $191.5 million. The vessels are expected to be delivered in the third quarter of 2021.

As at June 30, 2021, the Company had commitments under shipbuilding contracts to construct two newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"), totaling to $130.2 million (December 31, 2020: $0.0 million). Delivery is expected to take place in 2023.

There were no other material contractual commitments as at June 30, 2021.

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

20.SUBSEQUENT EVENTS

On August 18, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share to shareholders of record as of September 15, 2021, which will be paid in cash on or around September 29, 2021.

In August 2021, the Company entered into an agreement with a leading Asia-based transportation company to build and charter out two additional newbuild dual-fuel 7,000 CEU car carriers designed to use LNG. The charter period is 10 years from delivery of the vessels in 2024. The vessels are sister vessels of the two 7,000 CEU car carriers currently under construction and will be chartered to the Volkswagen Group from delivery in 2023.

In August 2021, the Company took delivery of the two 6,800 TEU container vessels which were agreed for acquisition in June 2021. Upon delivery, the two vessels immediately commenced their long term charters to a leading container liner operator.

In August 2021, the Company agreed to acquire two additional 14,000 TEU vessels in combination with a long term charters to a leading container liner operator. The delivery is expected to take place in the third quarter of 2021.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major into the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill is expected to seek bankruptcy court approval of the amendment agreement on or before September 2, 2021, which is a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

Separately, on July 24, 2021, Seadrill announced that it had entered into a plan support agreement (the “PSA”) with certain of its senior secured lenders holding approximately 57.8% of its senior secured loans. The PSA includes a milestone for bankruptcy court approval of the plan by November 5, 2021.

While no assurances can be provided with regards to the outcome of Seadrill’s Chapter 11 process, or whether Seadrill will be able to fulfill its obligations under its agreements with us, including under the amendment agreement (which is subject to bankruptcy court approval) or the PSA, SFL continues to have constructive dialogue with Seadrill, including in respect of the West Linus, which is on a sub-charter to an oil major in the North Sea until the end of 2028.

In July 2021, the Company received notices of the intention to exercise the purchase options on 18 feeder container vessels currently on long term charter to MSC. Six of the vessels have been delivered to MSC and the remaining vessels are expected to be delivered by the end of the third quarter of 2021.

In July 2021, the Company issued 528,447 shares under the ATM and DRIP which were subscribed at the end of June 2021.

SFL CORPORATION LTD
As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2021

General

We are SFL Corporation Ltd., a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom, Singapore and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at August 27, 2021, our assets consist of five crude oil tankers, 22 dry bulk carriers, 44 container vessels (including seven leased-in vessels), two car carriers, one jack-up drilling rig, two ultra-deepwater drilling units, two chemical tankers, two oil product tankers and four car carriers under construction in our wholly owned and partly owned subsidiaries and associated companies.

Since our formation, we have increased our customer base significantly and as at August 27, 2021, some of our long term customers included Sinochem Shipping Co., Ltd. (“Sinochem”), Hyundai Glovis Co. Ltd (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk Line A/S (“Maersk”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), Phillips 66 Company (“Phillips 66”), Landbridge Group Co. Ltd and its subsidiaries (“Landbridge”) and Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd. (“Evergreen”) and certain related parties, including Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”).

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

Risk Factors

You should carefully consider the risks and the discussion of risks in this report and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as well as those described from time to time in the reports filed by the Company with the Commission.

The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

The failure of the charterers of our drilling rigs to meet their respective obligations to us under our existing lease agreements, or any material changes to the commercial terms of such agreements, including reductions in the charter rates payable to us, or any material payments that we are required to make under our guarantees or any acceleration of our debt as a result of an event of default thereunder would likely have material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

A significant portion of our net income and operating cash flows are generated from our leases with subsidiaries of Seadrill, which disclosed on February 10, 2021 that it and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas, USA (the "Chapter 11 Proceedings").

In connection with Seadrill's Chapter 11 Proceedings, SFL and certain of its subsidiaries entered into court approved interim agreements relating to two of the Company's drilling rigs (West Linus and West Hercules) that are chartered to subsidiaries of Seadrill and sub-chartered to oil majors. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 65 -75% of the contractual charterhire under the existing charter agreements for West Linus and West Hercules for the same period. Any excess amounts paid pursuant to the above referenced sub-charters will remain in Seadrill's earnings accounts, that are pledged to SFL and its financing banks.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major into the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill is expected to seek bankruptcy court approval of the amendment agreement on or before September 2, 2021, which is a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

Separately, on July 24, 2021, Seadrill announced that it had entered into a plan support agreement (the “PSA”) with certain of its senior secured lenders holding approximately 57.8% of its senior secured loans. The PSA includes a milestone for bankruptcy court approval of the plan by November 5, 2021.

While no assurances can be provided with regards to the outcome of Seadrill’s Chapter 11 process, or whether Seadrill will be able to fulfill its obligations under its agreements with us, including under the amendment agreement (which is subject to bankruptcy court approval) or the PSA, SFL continues to have constructive dialogue with Seadrill, including in respect of the West Linus, which is on a sub-charter to an oil major in the North Sea until the end of 2028.

Recent and Other Developments

Acquisitions and Disposals

Acquisitions

In March 2021, we agreed to purchase a 2020-built 5,300 TEU vessel with a long term charter to a leading container liner operator. The delivery is expected to take place in the third quarter of 2021.

In April 2021, we entered into an agreement with the Volkswagen Group to build and charter out two newbuild dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"). The charter period is 10 years from delivery in 2023, and until the new vessels are delivered, they will charter the two existing car carriers SFL Composer and SFL Conductor.

In June 2021, we agreed to acquire two medium-sized container vessels with long term charters to a leading container liner operator. The vessels are modern eco-designs built in 2013 and 2014 with approximately 6,800 TEU carrying capacity. The two vessels were delivered to us in August 2021 and immediately commenced their long term charters.

In August 2021, we agreed to purchase two 14,000 TEU container vessels with charters to a leading container liner operator. The vessels are expected to be delivered in the third quarter of 2021.

In August 2021, we entered into an agreement with a leading Asia-based transportation company to build and charter out two additional newbuild dual-fuel 7,000 CEU car carriers designed to use LNG. The charter period is 10 years from delivery of the vessels in 2024.

Disposals

In March 2021, we agreed to sell the drilling rig West Taurus for recycling at a ship recycling facility in Turkey. The rig is expected to be delivered in the third quarter of 2021.

In July 2021, we were notified by MSC that they would exercise the purchase options on the 18 vintage feeder container vessels, currently on finance lease with them. Six of the vessels have been delivered to MSC and the remaining vessels are expected to be delivered by the end of the third quarter of 2021.

Other Developments

Corporate Debt

In April 2021, the Company successfully placed $150 million in senior unsecured sustainability-linked bonds due 2026. The bond will pay a coupon of 7.25% per annum, and net proceeds will be used to refinance existing bonds and for general corporate purposes.

Share Options

In May 2021, 480,000 options were awarded to employees and board members pursuant to the Company's Share Option Scheme. The options vest over a three-year period and have a five year term. The initial strike price was $8.79 per share and the first options will be exercisable beginning in May of 2022.

Dividend

On May 12, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share to shareholders of record as of June 14, 2021, which was paid in cash on June 29, 2021.

On August 18, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share to shareholders of record as of September 15, 2021, which will be paid in cash on or around September 29, 2021.

Share Issue

During the six months ended June 30, 2021, the Company issued 10.2 million shares under the ATM and DRIP arrangements.

In July 2021, the Company issued 528,447 shares under the ATM and DRIP which were subscribed at the end of June 2021.

Seadrill Charters and Associate Debt

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Please refer to the Risk Factor above - “The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities” for further discussion.

COVID-19 Pandemic

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “public health emergency of international concern” following the outbreak of a new strain of coronavirus, ("COVID-19"), that was first identified in Wuhan, China in December 2019. The COVID-19 pandemic has reported to have spread to over 100 countries and efforts to stop the spread has caused restrictions on the movement of people and is affecting business operations worldwide including, but not limited to, supply chains, trade, employees (including the risk of sickness and crew change restrictions), travel including port restrictions and border closures, financial markets and commodity prices. The Company’s business could be materially and adversely affected by this pandemic and the Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.

In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible vessel impairments, will depend on future developments including, among others, new information which may emerge concerning the severity of the virus, any resurgence of the virus, the actions to contain or treat its impact, others and the length of time that the pandemic continues and whether subsequent waves of the infection happen including as a result of the new Delta variant of COVID-19, which appears to be the most transmissible variant to date. The impact of the Delta variant cannot be predicted at this time, and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against the Delta variant and the response by governmental bodies and regulators.

Operating Results

	Six months ended	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Total operating revenues	225,890	240,361
Gain on sale of assets and termination of charters, net	—	2,250
Total operating expenses	(140,644)	(220,618)
Net operating income/(loss)	85,246	21,993
Interest income	4,334	8,286
Interest expense	(48,128)	(71,273)
Other non-operating items, net	6,993	(40,408)
Equity in earnings of associated companies	2,564	6,246
Net income/(loss)	51,009	(75,156)

Net operating income for the six months ended June 30, 2021, was $85.2 million, compared with a net operating income of $22.0 million for the six months ended June 30, 2020. The increase is due to lower net operating income in the six months ended June 30, 2020 which was principally due to higher operating expenses resulting from impairment losses of $80.5 million recognized on the carrying value of our long-lived assets due to changes in expected future cash flows following the COVID 19 outbreak. The overall net income/(loss) for the period increased by $126.2 million compared with the same period in 2020. This was mainly due to the impairment losses recognized in 2020 which are described above, and net gains of $7.0 million recorded in other non-operating items in the six months ended June 30, 2021. Other non-operating items, net for the six months ended June 30, 2021 mainly relates to a net gain on marketable securities totaling $3.9 million, a net gain of $6.9 million from mark to market gain on derivatives and a net cash payments on non-designated derivatives of $3.6 million.

River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 10: Investment in associated companies). The net income of the River Box group is included under “equity in earnings of associated companies” during the six months ended June 30, 2021.

In addition, only one ultra-deepwater drilling unit West Hercules is accounted for under the equity method in the six months ended June 30, 2021, compared to two ultra-deepwater drilling units and one harsh environment jack-up drilling rig accounted for under the equity method in the same period in the previous year. In the fourth quarter of 2020, the two wholly owned subsidiaries owning the drilling rigs West Taurus and West Linus ceased to be accounted for as associates and became consolidated. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, for the period these are accounted for under the equity method.

Total operating revenues

Total operating revenues decreased by 6.0% in the six months ended June 30, 2021, compared with the same period in the previous year.

	Six months ended	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Sales-type, direct financing lease and leaseback asset interest income	12,906	34,221
Finance lease service revenues	3,258	3,591
Profit sharing revenue and income	6,229	11,576
Time charter revenues	168,000	158,674
Bareboat charter revenues	9,202	6,437
Voyage charter revenues	24,437	23,775
Other operating income	1,858	2,087
Total operating revenues	225,890	240,361

Sales-type, direct financing leases and leaseback asset interest income
Sales-type, direct financing lease interest income arose on our two crude oil tankers on charter to Frontline Shipping, 25 container vessels on long term charters to MSC and one drilling rig on charter to Seadrill until its reclassification as operating lease on March 9, 2021. In addition, the Company has leaseback interest income from three feeder container vessels chartered to MSC and one VLCC which are reported as leaseback assets.

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases; progressively, a lesser or capital proportion of the lease or loan rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the lease or loan. The 62% decrease in sales-type/direct financing lease and vessel loan interest income in the six months ended June 30, 2021 compared with the same period in 2020 was mainly a result of the sale of four container vessels as part of the sale of 50.1% of River Box in December 2020, the sale of one VLCC in February 2020 which was on charter to Frontline Shipping and the sale of three VLCC's in August 2020 and November 2020 on charter to Hunter Group. This was partially offset by the addition of one VLCC in the second quarter of 2020 which is reported as a leaseback asset in the six months ended June 30, 2021 and the addition of one drilling rig on charter to Seadrill, which was consolidated in the fourth quarter of 2020 and was reported as a direct financing lease in 2021 until its reclassification as operating lease in March 2021.

Service revenues from direct financing leases
The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "direct financing lease service revenue". The 9% decrease in direct financing lease service revenues in the six months ended June 30, 2021, compared to the prior six months ended June 30, 2020, is due to the sale of one VLCC in February 2020 which was on charter to Frontline Shipping.

Profit share revenues
We recorded $0.3 million of profit share revenue in the six months ended June 30, 2021, from the profit sharing arrangement with Frontline Shipping (six months ended June 30, 2020: $10.4 million) as the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis. The decrease is attributable to a less favorable tanker market in 2021 and profit share being earned on two vessels in the six months ended June 30, 2021, compared with three vessels in the six months ended June 30, 2020.

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above certain threshold levels, calculated and paid on a quarterly basis. We recorded $1.2 million of profit share revenue under this arrangement in the six months ended June 30, 2021 (six months ended June 30, 2020: $0.0 million).

We recorded $4.7 million from a fuel saving arrangement relating to seven container vessels on charter to Maersk, following the installation of scrubbers (six months ended June 30, 2020: $1.2 million relating to two containers). The Company is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Time charter revenues
During the six months ended June 30, 2021, time charter revenues were earned by 16 container vessels, two car carriers, 21 dry bulk carriers and two product tankers. The 6% increase in time charter revenues for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, was due to increased charterhire in the current year, mainly as a result of more drydocking and offhire days in 2020 arising on seven container vessels which were drydocked for scrubber installations.

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the six month periods ended June 30, 2021, these consisted of two chemical tankers and one drilling rig on charter to Seadrill. The 43% increase in bareboat charter revenues compared to the six months ended June 30, 2020 was a result of the reclassification of seven 4,100 TEU container vessels from operating leases to direct financing leases following amendments to their charters in March 2020. This is partially offset by the reclassification of the West Linus lease from a direct financing lease to an operating lease in March 2021. In June 2021, one of our chemical tankers completed its bareboat charter and will be chartered in the spot market going forward.

Voyage charter revenues
The 3% increase in voyage charter revenues for the six months ended June 30, 2021, compared to the six months ended June 30, 2020 was mainly attributable to the voyage charter revenue of the Handysize dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis. Seven of these vessels had voyage revenue in the six months ended June 30, 2021, compared to three vessels in the same period in 2020. The above vessels also had more favorable rates in the six months ended June 30, 2021 compared to the same period in 2020 due to favorable market conditions. The above is slightly offset by relative lower earnings of the two Suezmax tankers, Everbright and Glorycrown, trading in a pool together with two similar tankers owned by Frontline. The decrease is attributable to a less favorable tanker market in 2021.

Cash flows arising from sales-type leases, direct financing leases and leaseback assets

The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, Seadrill, MSC, Landbridge and the Hunter Group and shows how they are accounted for:

	Six months ended	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Charter hire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	12,906	34,221
Service revenue from direct financing leases	3,258	3,591
Repayments from sales-type leases, direct financing leases and leaseback assets	22,395	26,025
Total sales-type, direct financing leases and leaseback asset payments received	38,559	63,837

Gain on sale of assets and termination of charters

No vessels were sold and no charters were terminated during the six months ended June 30, 2021.

In the six months ended June 30, 2020, a net gain of $2.3 million was recorded, arising from the disposal of one crude oil tanker Front Hakata and five offshore support vessels (Sea Cheetah, Sea Jaguar, Sea Halibut, Sea Pike and Sea Leopard). (See Note 2: Gain on sale of assets and termination of charters).

Operating expenses

	Six months ended	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Vessel operating expenses	71,878	78,764
Depreciation	60,392	55,298
Administrative expenses	6,447	6,045
Vessel impairment charge	1,927	80,511
Total operating expenses	140,644	220,618

Vessel operating expenses include the day to day running costs and voyage expenses for our vessels operated on a time and voyage charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with the two similar tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during the six months ended June 30, 2021. In addition, vessel operating expenses include predelivery and drydocking costs and payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and Golden Ocean Management of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with their respective vessel management agreements.

Vessel operating expenses decreased by $6.9 million for the six months ended June 30, 2021, compared with the same period in 2020. The decrease is mainly due to a decrease in drydocking costs as three vessels were drydocked in the six months ended June 30, 2021 compared to ten in same period in 2020, as well as a decrease in vessel management expenses for vessels chartered to Frontline due to the sale of Front Hakata in February 2020.

Depreciation expenses relate to vessels owned by the Company or vessel leased-in under finance leases, that are not accounted for as investments in sales-type direct financing and leaseback assets. The increase in depreciation of $5.1 million for the six months ended June 30, 2021, compared to the same period in 2020, was mainly due to increase in depreciation on 15 owned vessels and three vessels under capital lease after the installation of BWTS and Scrubbers.

In the six months ended June 30, 2021, an impairment charge of $1.9 million was recorded on one of our rigs which is classified as 'asset held for sale'. In the six months ended June 30, 2020, $80.5 million impairment charges were recorded against the carrying value of seven Handysize dry bulk vessels reported as owned vessels and one offshore support vessel reported as an 'asset held for sale'. The impairment charge arose in the six months ended June 30, 2020, as a result of revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak.

Interest income

Total interest income decreased by $4.0 million for the six months ended June 30, 2021, compared to the same period in 2020, mainly due to reduced interest income on the loans to associates. In the fourth quarter of 2020, the two wholly owned subsidiaries SFL Deepwater and SFL Linus ceased to be accounted for as associated companies and became consolidated. This has been partially offset by interest income received from the loan to River Box. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party and has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 10: Investment in associated companies).

Interest expense

	Interest expense (in thousands of $)		Total borrowings and lease liabilities (in millions $)
	Six months ended		As at
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Interest on US$ floating rate loans	12,025	17,102	1,020.5	1,038.8
Interest on NOK500 million senior unsecured floating rate bonds due 2020	—	1,007	—	—
Interest on NOK700 million senior unsecured floating rate bonds due 2023	2,145	2,336	81.2	72.6
Interest on NOK700 million senior unsecured floating rate bonds due 2024	2,083	2,238	80.7	72.1
Interest on NOK600 million senior unsecured floating rate bonds due 2025	1,551	1,437	62.7	56.0
Interest on 5.75% senior unsecured convertible notes due 2021	5,573	6,102	146.9	212.2
Interest on 4.875% senior unsecured convertible notes due 2023	3,366	3,520	137.9	141.9
Interest on 7.25% senior unsecured sustainability-linked bonds due 2026	1,480	—	150.0	—
Interest on finance lease obligations	13,129	30,082	548.8	1,073.5
Swap interest	2,893	2,285	—	—
Other interest and debt	109	543	15.6	15.6
Amortization of deferred charges	3,774	4,621	—	—
Total	48,128	71,273	2,244.3	2,682.7

Interest expense for the six months ended June 30, 2021, was $48.1 million compared with a $71.3 million for the six months ended June 30, 2020. The decrease in interest expense associated with our floating rate debt for the six months ended June 30, 2021, compared to the same period in 2020, is mainly due to loans on vessels that were refinanced at lower margins and the decreased LIBOR rate in the period. The average three-month LIBOR was 0.17% in the six months ended June 30, 2021 compared to an average of 1.07% in the six months ended June 30, 2020. Changes in interest related to the bonds are due to changes in exchange rate, new bond issuances and repayments and redemptions. These include the NOK500 million floating rate bond due 2020 which was fully repaid during the year ended December 31, 2020, and repurchases of the 5.75% convertible notes due 2021. The reduction in the interest expenses from bonds was partially offset by interest expenses from the newly issued 7.25% senior unsecured sustainability-linked bonds due 2026 which the Company successfully placed in May 2021.

At June 30, 2021, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $0.9 billion of floating rate debt at a weighted average rate excluding margin of 2.00% per annum (June 30, 2020: $1.1 billion of floating rate debt fixed at a weighted average rate excluding margin of 1.75% per annum). The increase in swap interest expense is due to changes in swaps and also due to fluctuations in average LIBOR and NIBOR rates.

Other interest expense for the six months ended June 30, 2021, of $0.1 million (six months ended June 30, 2020: $0.5 million) arose from the sale and subsequent forward contract to repurchase shares which is accounted for as a secured borrowing. (See Note 12: Short-Term and Long-Term Debt).

The above finance lease interest expense represents the interest portion of our finance lease obligations on seven vessels under a sale and leaseback transaction with an Asia based financial institution. In the six months ended June 30, 2020, the finance lease interest expense included the interest on finance lease obligations of these seven vessels, as well as interest on finance lease obligations of four vessels on long-term time charter to MSC. On December 31, 2020, the Company sold 50.1% of the shares of River Box, the holder of finance lease obligations related to four of these vessels, and therefore these obligations are no longer consolidated by the Company. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 10: Investment in associated companies).

Other non-operating items

	Six months ended	Six months ended
(in thousands of $)	June 30, 2021	June 30, 2020
Gain/(loss) on repurchase of bonds and extinguishment of debt	(697)	1,081
Gain on settlement of related party loan note	—	4,446
Dividends received from related parties	—	3,884
Gain/(loss) on investments in debt and equity securities	3,933	(18,236)
Other financial items, net	3,757	(31,583)
Total other non-operating items	6,993	(40,408)

The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020 with the Company receiving $19.9 million as settlement and recognizing a gain of $4.4 million on the settlement of notes in the six months ended June 30, 2020.

No dividend income was received in the six months ended June 30, 2021,. Dividends received in the six months ended June 30, 2020, were $2.4 million from Frontline and $1.5 million from ADS Maritime Holding.

The gain on investments in debt and equity securities in the six months ended June 30, 2021, principally relates to a mark to market gain of $4.0 million on the Frontline shares held as of June 30, 2021, and a gain of $0.7 million recognized on the sale of approximately 4.0 million shares in ADS Maritime Holding. The loss on investments in debt and equity securities in the six months ended June 30, 2020, principally relates net loss from mark to market adjustment and gain on sale of Frontline shares totaling $12.6 million and a further $5.6 million mark to market loss in the value of NorAm Drilling and ADS Maritime Holding shares.

In the six months ended June 30, 2021, other financial items, net principally related to a gain of $6.9 million from positive mark-to-market adjustments on non-designated derivatives (six months ended June 30, 2020, a loss of $25.9 million).

As reported above, certain assets were accounted for under the equity method in 2021 and 2020. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies

In the six month periods ended June 30, 2021 and June 30, 2020, we had certain investments accounted for using the equity method, as discussed in the Consolidated Financial Statements included herein (Note 10: Investment in associated companies). The total equity in earnings of associated companies in the six months ended June 30, 2021, was $3.7 million lower than in the comparative period in 2020 mainly due to lower revenue recorded by the associates and the consolidation of SFL Linus and SFL Deepwater from October 2020. This was partially offset by the addition of River Box, previously a wholly owned subsidiary of the Company. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. In the six months ended June 30, 2021, we accounted for the remaining 49.9% ownership in River Box using the equity method.

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping and our dry bulk carriers on charter to the Golden Ocean Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have ten dry bulk carriers and two Suezmax tankers trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels. Following scrubber installations on seven container vessels on charter to Maersk, the agreements were amended to include sharing of fuel cost savings with Maersk. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Scrubber installations on two VLCCs to Frontline, seven Capesize bulk carriers to Golden Ocean and two Suezmax tankers may potentially lead to fuel cost savings affecting earnings and profit share revenue.

Liquidity and Capital Resources

At June 30, 2021 we had total cash and cash equivalents of $371.9 million, excluding cash held in wholly owned non-consolidated subsidiaries, restricted cash of $5.9 million and investments in equity securities and corporate bonds of $22.8 million.

In the six months ended June 30, 2021 we generated cash of $125.0 million net from operations, used $23.7 million net in investing activities and generated $52.1 million net from financing activities.

Cash flows provided by operating activities for the six months ended June 30, 2021 increased to $125.0 million, from $122.4 million for the same period in 2020, due to changes in operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $23.7 million in the six months ended June 30, 2021, compared to $66.3 million in the same period in 2020. The decrease in cash used for investing activities for the six months ended June 30, 2021 compared to the same period in 2020 is mainly due to an outflow of $65.0 million in the six months ended June 30, 2020 for the acquisition of the newbuild VLCC Landbridge Wisdom, which is classified as a leaseback asset. There were no such acquisitions in the six months ended June 30, 2021. In addition, the cash outflow for capital improvements reduced to $4.1 million in the six months ended June 30, 2021 compared to $40.3 million in the comparable period in 2020. This is slightly offset by an outflow of $18.8 million for installments in newbuilding contracts and vessel deposits in the six months ended June 30, 2021 with no such installments paid in the same period in 2020.

Net cash provided by financing activities for the six months ended June 30, 2021 was $52.1 million, compared to net cash used in the same period in 2020 of $99.1 million. Cash outflows for the repayment and prepayment of long term debt were $151.7 million in the six months ended June 30, 2021 compared to $275.9 million in the same period in 2020. In addition, there was a decrease of $29.2 million in the cash dividend amounts paid and an increase of $70.8 million of cash provided from shares issued in the six months ended June 30, 2021 compared to the comparable period in 2020, The above are slightly offset by a reduced cash inflow from debt drawn down of $252.0 million in the six months ended June 30, 2021 compared to $347.2 million in the comparable period in 2020.

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

The following table presents an overall summary of our borrowings as at June 30, 2021.

As at June 30, 2021
(in millions of $)	Outstanding balance
Unsecured borrowings:
5.75% senior unsecured convertible notes due 2021	146.9
4.875% senior unsecured convertible notes due 2023	137.9
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
NOK700 million senior unsecured floating rate bonds due 2023	81.2
NOK700 million senior unsecured floating rate bonds due 2024	80.7
NOK600 million senior unsecured floating rate bonds due 2025	62.7
Total bonds	659.4
Borrowings secured on Frontline shares	15.6
U.S. dollar denominated floating rate debt due through 2025	1,020.5
Equity accounted subsidiary: loan facility secured with mortgage on rig	177.7
Total borrowings	1,873.2
Finance lease liabilities	548.8
Finance lease liabilities in associated companies (1)	226.6
Total borrowings and lease liabilities	2,648.6
(1) This represents 49.9% of the finance lease liabilities in the associated companies within River Box.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As at June 30, 2021, the Company was in compliance with all of the covenants under its long-term debt facilities.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Seadrill is expected to seek bankruptcy court approval of the amendment agreement on or before September 2, 2021, which is a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill. See Note 20: Subsequent Events.

Following these recent amendments, SFL Hercules is in compliance with its debt covenants.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at August 27, 2021, excluding three container vessels, two chemical tankers and one drilling unit which is classified as asset held for sale.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪the strength of world economies;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪fluctuations in currencies and interest rates;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile including fluctuations in charter hire rates and vessel values;
▪the inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the adequacy of insurance coverage for inherent operational risks, and its ability to obtain indemnities from customers, changes in laws, treaties or regulations;
▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;
▪changes in demand in the markets in which the Company operates including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;

▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪the impact of the discontinuance of LIBOR after 2021 on any of the Company’s debt that references LIBOR in the interest rate;
▪the volatility of the price of the Company’s common shares;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessel or rigs under construction within the contracted price; governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪potential liability from pending or future litigation;
▪general domestic and international political conditions, including any changes to energy and environmental policies and changes attendant to trade conflicts;
▪the length and severity of the ongoing coronavirus outbreak (COVID-19) and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets;
▪potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities; and
▪world events, political instability terrorist attacks, piracy or international hostilities; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as well as those described from time to time in the reports filed by the Company with the Commission.
This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The information set forth herein speaks only as of the date hereof and the Company undertakes no obligation to update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: August 27, 2021

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer